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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13E-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

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                    THE SOURCE INFORMATION MANAGEMENT COMPANY
                        D/B/A SOURCE INTERLINK COMPANIES
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    836151209
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            (UNDERLYING COMMON STOCK)

                               ------------------

                                W. BRIAN RODGERS
                             CHIEF FINANCIAL OFFICER
                    THE SOURCE INFORMATION MANAGEMENT COMPANY
                            TWO CITY PLACE, SUITE 380
                            ST. LOUIS, MISSOURI 63141
                                 (314) 995-9040
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                        AUTHORIZED TO RECEIVE NOTICES AND
                       COMMUNICATIONS ON BEHALF OF FILING
                                     PERSON)

                               ------------------

                                    COPY TO:
                               JOHN L. GILLIS, JR.
                             ARMSTRONG TEASDALE, LLP
                       ONE METROPOLITAN SQUARE, SUITE 2600
                         ST. LOUIS, MISSOURI 63102-2740
                                 (314) 621-5070

     / / Check box if any part of the fee is offset as provided by Rule 0-11
(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.        Filing party:  Not applicable.
Form or Registration No.:  Not applicable.        Date filed:    Not applicable.

     / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third party tender offer subject to Rule 14d-1.

     x   issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer. / /


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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by The Source Information Management Company, a Missouri corporation ("Company"), dated October 22, 2001 (as amended, the "Schedule TO"). The Schedule TO relates to the offer by the Company to exchange all options (the "Options") outstanding under the Amended and Restated 1995 Incentive Stock Option Plan (the "1995 Incentive Plan") and the 1998 Omnibus Plan (the "Omnibus Plan") (collectively, the 1995 Incentive Plan and the Omnibus Plan are the "Plans") which options have exercise prices of $8.00 per share or higher to purchase shares of the Company's common stock, par value $0.01 per share ("Common Stock") for new options (the "New Options") to purchase shares of Common Stock to be granted under the Plans, upon the terms and subject to the conditions described in the Offer to Exchange ("Offer to Exchange"), attached hereto as exhibit (a)(1), and which is incorporated herein by reference, and Letter of Transmittal attached hereto as Exhibit (a)(2), and which is incorporated herein by reference (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"). The number of shares of Common Stock subject to the New Options will be equal to the number of shares subject to the options tendered by each option holder and accepted for exchange by us.

ITEM 12.  EXHIBITS.

         (a)      (1)      Offer to Exchange

                  (4)      Form of Letter to Tendering Option Holders.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                       The Source Information Management Company doing business as
                                       Source Interlink Companies



                                       /s/ W. BRIAN RODGERS
                                       --------------------
                                       W. Brian Rodgers
                                       Chief Financial Officer
Date:  November 7, 2001



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                                INDEX TO EXHIBITS

EXHIBIT NUMBER                           DESCRIPTION
---------------    -------------------------------------------------------------
(a)(l)             Offer to Exchange
(a)(4)             Form of Letter to Tendering Option Holders.



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